16001875

DO

SE...CHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67058

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bluerock Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Fish Cove Road
(No. and Street)

Meredith	NH	03253
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
(Name – *if individual, state last, first, middle name*)

1111 Michigan Avenue, Suite 100	East Lansing	MI	48823
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Dunn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bluerock Capital Markets, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

2-25-16

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange ss.
On 02/25/2016 before me, Young Kim Notary Public,
personally appeared Paul Dunn
who proved to me on the basis satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.
I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

YOUNG KIM
COMM. #2112594
Notary Public - California
Orange County
My Comm. Expires June 18, 2019

Bluerock Capital Markets, LLC

(a wholly owned Subsidiary of BR Capital Markets, LLC)

(a Massachusetts limited liability company)

Financial Report

December 31, 2015

Bluerock Capital Markets, LLC

Contents

plante moran

Plante & Moran, PLLC
Suite 100
1111 Michigan Ave.
East Lansing, MI 48823
Tel: 517.332.6200
Fax: 517.332.8502
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Officers and Member
Bluerock Capital Markets, LLC

We have audited the accompanying statement of financial condition of Bluerock Capital Markets, LLC (a Massachusetts corporation) (the "Company") as of December 31, 2015 and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Bluerock Capital Markets, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bluerock Capital Markets, LLC as of December 31, 2015 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Aggregate Indebtedness and Net Capital pursuant to Rule 15c3-1 and the determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Bluerock Capital Markets, LLC's financial statements. The supplemental information is the responsibility of Bluerock Capital Markets, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

East Lansing, Michigan
February 25, 2016

Bluerock Capital Markets, LLC
Balance Sheet
December 31, 2015

Assets

Cash	$	594,956
Accounts receivable		18,227
Prepaid expenses and other assets (Note 2)		342,492
Due from related party (Note 2 and Note 5)		53,036
Equipment and software - net (Note 4)		71,432
Total Assets	$	1,080,143

Liabilities and Member's Equity

Liabilities		
Accounts payable, accrued, and other liabilities	$	223,555
Payable to commissioned agents		200,000
Note payable (Note 8)		11,745
Total liabilities	$	435,300
Member's Equity		644,843
Total Liabilities and Member's Equity	$	1,080,143

See Notes to Financial Statements

Bluerock Capital Markets, LLC
Statement of Operations
Year Ended December 31, 2015

Revenue		
Commissions (Note 4)	$	2,617,687
Other Income		75
Total revenues	$	2,617,762
Expenses		
Commissions	$	2,151,750
Employment expenses		2,631,227
Travel and entertainment		955,007
Professional fees		146,305
General and administrative		617,935
Total expenses	$	6,502,224
Net Loss	$	(3,884,462)

See Notes to Financial Statements

Bluerock Capital Markets, LLC
Statement of Member's Equity
Year Ended December 31, 2015

Balance - January 1, 2015	$	463,691
Net loss		(3,884,462)
Member contributions (Note 5)		4,065,614
Balance - December 31, 2015	$	644,843

See Notes to Financial Statements

Bluerock Capital Markets, LLC
Statement of Cash Flows
Year Ended December 31, 2015

Cash Flows from Operating Activities:		
Net loss	$	(3,884,462)
Adjustments to reconcile net loss to net cash flow from operating activities:		
Depreciation		40,424
Increase in operating assets:		
Prepaid expenses and other assets		(187,106)
Accounts and commissions receivable		(2,227)
Amounts due from related party		(53,036)
Increase in operating liabilities:		
Accounts payable, accrued, and other liabilities		155,386
Payable to commissioned agents		160,000
Net cash used in operating activities	$	(3,771,021)
Cash Flows from Investing activities - cash paid for property and equipment	$	(750)
Cash Flows from Financing Activities		
Proceeds from note payable	$	69,680
Payments on note payable		(57,935)
Member Contributions		4,065,614
Net cash from financing activities	$	4,077,359
Net increase in cash	$	305,588
Cash - Beginning of year		289,368
Cash - End of year	$	594,956

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

See Notes to Financial Statements

Note 1 - Nature of Business and Significant Accounting Policies

Organization and Nature of Business - Bluerock Capital Markets, LLC (the "Company"), is a Massachusetts limited liability company that is registered with the Securities and Exchange Commission, for the purpose of conducting business as a broker-dealer in securities. The Company is exempt from the reporting requirements under Rule 15c3-3(k)(1). The Company was formed on August 5, 2005 as Sunbelt New England Equities. It was then sold to Halcyon Holdings on June 15, 2009 and the name changed to Halcyon Capital Markets, LLC. BR Capital Markets (currently the Company's sole member) purchased 20 percent of the Company's LLC units on December 23, 2010. BR Capital Markets purchased the remaining LLC units in 60 percent and 20 percent increments on April 5, 2011 and October 21, 2011, respectively. Upon completion of these purchases, the Company's name was changed to Bluerock Capital Markets, LLC.

Basis of Accounting – The Company maintains its accounting records and prepares its financial statements on an accrual basis, which is in accordance with accounting principles generally accepted in the United States of America.

Cash - For financial statement purposes, the Company considers all investments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable – Accounts receivable are based on current contracts and stated at estimated net amounts due. The Company considers all accounts receivable to be fully collectible; accordingly no allowance for doubtful accounts is required. If amounts are determined to be uncollectible they are charged to operations at the time of such determination.

Equipment and Software - Equipment and software are recorded at cost. Depreciation is computed using straight-line methods for all assets over a period of three to five years.

Fair Value of Financial Instruments - The Company's financial instruments include cash, accounts receivable, accounts payable and accrued liabilities. The carrying value of these instruments approximates their estimated fair value.

Impairment of Long-Lived Assets - The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable. An impairment loss would be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset. To date, there have been no such impairment losses.

Commission Revenue and Expense – The Company recognizes commission revenue on the trade-date as securities transactions occur. The related commission expense payable to independent agents is also recorded on the same trade-date basis.

Note 1 - Nature of Business and Significant Accounting Policies (Continued)

Income Taxes - Income or loss of the Company is allocated wholly to its member. No income tax provision has been included in the financial statements since income or loss of the Company is required to be reported by the member on its income tax returns.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 – Commission Financing Agreement

On September 30, 2015, the Company entered into a Commission Financing Agreement with Total Income+ Real Estate Fund, a Delaware Statutory Trust (the "Fund") and Northern Lights Distributors, LLC, a Nebraska limited liability company (the "Distributor"). The Fund is a closed-end registered investment company under the Investment Company Act of 1940, as amended, and in the case of certain share classes of the Fund, an investor pays no commission on its purchase, but the Distributor has agreed to pay commissions to the selling broker-dealer pursuant to the Fund's prospectus ("Advanced Commissions"). The Distributor is entitled to receive distribution and shareholder servicing plan fees ("Plan Fees") for a period of time, and contingent deferred sales charges ("CDSCs") as repayment of the Advanced Commissions. Pursuant to the terms of the Commission Financing Agreement, the Company is to assist the Distributor in its efforts by providing for the Advanced Commissions, and the Distributor has assigned its recoupment rights to the Company, such recoupment in the form of Plan Fees and CDSCs payable proportionally over the 12 month period succeeding each Advanced Commission payment. The Plan Fees are based on Fund NAV and can fluctuate from month to month.

The Company carries the balance of Advanced Commissions net of any recoupment related thereto as a component of "Prepaid expenses and other assets" on the balance sheet. The Advance Commissions are payable monthly on an arrearage basis, and therefore the Company provides for an estimate of the current month's payment as a component of Accounts payable, accrued and other liabilities as of the balance sheet date.

As of December 31, 2015, the Company paid total Advanced Commissions of $527,800, of which $249,248 has been recouped through Plan Fees, resulting in $278,552 in future recoupment, which is presented as a component of Prepaid expenses and other assets on the balance sheet. Further, of the $249,248 that has been recouped through Plan Fees, $53,036 was collected by Bluerock Fund Advisor, LLC, a related party through common ownership, and has therefore been presented as an amount "Due

Note 2 – Commission Financing Agreement – cont.

from related party" on the balance sheet.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $159,656, and net capital requirements of $29,020. The Company's ratio of aggregate indebtedness to net capital at December 31, 2015 was 2.73 to 1.

Note 4 - Equipment and Software

Major classes of property and equipment are as follows:

	Amount	Depreciable Life - Years
Computer equipment	$ 43,835	3-5
Furniture and fixtures	12,249	5
Leasehold improvements	4,455	5
Computer software	141,958	5
Total Cost	202,497	
Accumulated Depreciation	(131,065)	
Net equipment and software	$ 71,432	

Depreciation expense was $40,424 for the year ended December 31, 2015.

Repairs and maintenance costs are charged to expense as incurred. All repairs or maintenance that increases the value, capacity, or lives of assets are capitalized and depreciated over their estimated useful lives.

Note 5 - Related Party Transactions

For the year ended December 31, 2015, the entire amount of the Company's commission income, approximately $2.6 million, was earned from investor transactions in various investment funds related to the Company by common control.

For the year ended December 31, 2015, the Company accrued expenses to Bluerock Real Estate Holdings, LLC, an entity related by common control, $158,400 for shared office space in Southfield, Michigan, use of personnel, and certain overhead expenses. These costs are included in general and administrative expenses on the statement of operations.

For the year ended December 31, 2015, the Company's member, BR Capital Markets, LLC, made contributions of cash in the amount of $4,065,614 to the Company.

As of December 31, 2015, the Company is owed $53,036 from a related entity through common ownership, relative the Company's role in its Commission Financing Agreement as detailed in Note 2.

These transactions are conducted in the normal course of business and are measured at their exchange value, which is the amount established and agreed to by the related parties.

Note 6 -Leases

The Company leases office space in Irvine, California under an operating lease through May 31, 2016. The Company also leases space for two offices (Suite A and Suite K) in Winter Park, Florida under operating leases ending July 31, 2016 and April 30, 2016, respectively.

The Company has subleased Suite A and Suite K in Winter Park, Florida to an unrelated party. Sublease payments commenced on September 1, 2013 and continue through July 31, 2016 for Suite A and commenced on January 1, 2015 and continue through April 30, 2016 for Suite K.

Minimum future rental payments under non-cancelable operating leases having the following payments:

Years Ending	Real Estate	Sublease
12/31/2016	$ 59,869	$ (38,359)
Total future lease payments	$ 59,869	$ (38,359)
Total future lease payments – Net of sublease payments	$ 21,510	

Note 7 – Economic Dependency

The Company is dependent on related entities, properties, and equity offerings, for revenue and equity contributions that are essential and critical, including but not limited to commission income, reimbursed costs, and member contributions. In the event that these related entities and properties are unable to provide substantial income and equity contributions, the Company would be required to seek revenue from other sources.

Note 8 - Note Payable

The Company entered into a premium finance agreement in the amount of $69,680 for an E&O Insurance Policy with a coverage period from April 1, 2015 through April 1, 2016. The loan carries an annual interest rate of 3.390%. As of December 31, 2015, the company has a remaining balance of $11,745 on the note payable. The remaining balance will be paid in 2016. Total interest expense related to this note was $1,036 and is presented as a component of General and administrative expense on the Statement of Operations for the year ended December 31, 2015.

Note 9 – Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to the claims of general creditors during the year. Therefore, no statement of changes in liabilities subordinated to the claims of general creditors is presented in these financial statements.

Note 10 - Subsequent Events

The Company has evaluated subsequent events through February 25, 2016, the date on which the financial statements were available to be issued for possible recognition or disclosure in the financial statements.

Bluerock Capital Markets, LLC

Schedule I - Computation of Aggregate Indebtedness
Net Capital Pursuant to Rule 15c3-1
December 31, 2015

Total ownership equity from statement of financial condition	$	644,843
Total nonallowable assets from statement of financial condition (other current assets)		485,187
Net capital before haircuts on securities positions		159,656
Haircuts on securities		-
Net capital	$	159,656
Aggregate indebtedness:		
Total A.I. liabilities from statement of financial condition	$	435,300
Minimum net capital required 6 2/3 % of A.I. (15 to 1)	$	29,020
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (Greater of 6 2/3% or Min dollar requirement)	$	29,020
Excess (Deficit) Net Capital	$	130,636

Statement Pursuant to Paragraph (d)(t) of Rule 17a-5

There are no material differences between the computation above and the corresponding computation included in the Unaudited Focus Report for December 31, 2015 filed on February 25, 2016.

Schedule II – Determination of Reserve Requirements
Information Relating to Possession or Control Requirements Under Securities and Exchange Commission Rule 15c3-3
December 31, 2015

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

plante moran

Plante & Moran, PLLC
Suite 100
1111 Michigan Ave.
East Lansing, MI 48823
Tel: 517.332.6200
Fax: 517.332.8502
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Officers and Member
of Bluerock Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Bluerock Capital Markets, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bluerock Capital Markets, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provisions") and (2) Bluerock Capital Markets, LLC stated that Bluerock Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Bluerock Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bluerock Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

East Lansing, Michigan
February 25, 2016

BLUEROCK CAPITAL MARKETS, LLC EXEMPTION REPORT

SEC Rule 17a-5(d)(4)

February 25, 2016

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Bluerock Capital Markets, LLC is a broker/dealer registered with the SEC and FINRA
- Bluerock Capital Markets, LLC claimed an exemption under paragraph (k)(1) of Rule 15c3-3 for the fiscal year ended December 31, 2015
- Bluerock Capital Markets, LLC has met the identified exemption provisions of paragraph (k)(1) of Rule 15c3-3 throughout the year ended December 31, 2015, without exception.

Paul Dunn, Senior Managing Director

2-25-16

Date

Patrick Kendall, Director of Corporate Finance and Private Placements

02-25-2016

Date

plante moran

Plante & Moran, PLLC
Suite 100
1111 Michigan Ave.
East Lansing, MI 48823
Tel: 517.332.6200
Fax: 517.332.8502
plantemoran.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Officers and Member of Bluerock Capital Markets, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Bluerock Capital Markets, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Bluerock Capital Markets, LLC's compliance with the applicable instructions of Form SIPC-7. Bluerock Capital Markets, LLC's management is responsible for Bluerock Capital Markets, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the 2015 check register, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Plante & Moran, PLLC

East Lansing, Michigan
February 25, 2016

Plante & Moran, PLLC
Suite 100
1111 Michigan Ave.
East Lansing, MI 48823
Tel: 517.332.6200
Fax: 517.332.8502
plantemoran.com

February 25, 2016

To the Officers and Member
Bluerock Capital Markets, LLC

We have audited the financial statements of Bluerock Capital Markets, LLC (the "Company") for the year ended December 31, 2015 and have issued our report thereon dated February 25, 2016. Professional standards require that we provide you with the following information related to our audit which is divided into the following sections:

Section I - Communications about Control Deficiencies

Section II - Required Communications with the Officers and Member

Section I includes our observations about the Company's internal control over financial reporting. Current auditing standards require us to formally communicate matters we consider to be significant deficiencies or material weaknesses in internal control over financial reporting.

Section II includes information that current PCAOB auditing standards require independent auditors to communicate to the officers and member.

This report is intended solely for the use of the Officers, Member, and management of Bluerock Capital Markets, LLC and is not intended to be and should not be used by anyone other than these specified parties.

We welcome any questions you may have regarding the following communications and we would be willing to discuss any of these or other questions that you might have at your convenience.

Very truly yours,

Plante & Moran, PLLC

Michael D. Foster, CPA

Section I - Internal Control Related Matters

In planning and performing our audit of the financial statements of Bluerock Capital Markets, LLC as of and for the year ended December 31, 2015, in accordance with auditing standards of the Public Company Accounting Oversight Board, we considered the Company's internal control over financial reporting (internal control) as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis.

- A deficiency in design exists when (a) a control necessary to meet the control objective is missing or (b) an existing control is not properly designed so that, even if the control operates as designed, the control objective would not be met.
- A deficiency in operation exists when a properly designed control does not operate as designed or when the person performing the control does not possess the necessary authority or qualifications to perform the control effectively.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph above and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, material weaknesses may exist that were not identified. However, as discussed below, we identified a certain deficiency in internal control that we consider to be a material weakness.

We consider the following deficiencies in the Company's internal control to be a material weakness

- Commissions revenues are earned and commissions expenses are incurred when an investor invests in an entity affiliated with the member. Commissions were earned and received during the year ended December 31, 2014 and revenue was appropriately recognized. The corresponding expense, however, was not accrued for until it was paid in January 2014. As a result, net capital at January 1, 2015 was understated and expenses for the year ended December 31, 2015 are overstated. Without proper review of cutoff, material misstatements of revenue and expense could occur.

Section II - Required Communications with the Officers and Member

Our Responsibility Under Public Company Accounting Oversight Board Standards

As stated in our engagement letter dated December 1, 2015, our responsibility, as described by professional standards, is to express an opinion about whether the financial statements prepared by management with your oversight are fairly presented, in all material respects, in conformity with U.S. generally accepted accounting principles. Our audit of the financial statements does not relieve you or management of your responsibilities. Our responsibility is to plan and perform the audit to obtain reasonable, but not absolute, assurance that the financial statements are free of material misstatement.

As part of our audit, we considered the Company's internal control over financial reporting. Such considerations were solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control.

We are responsible for communicating significant matters related to the audit that are significant to your responsibilities in overseeing the financial reporting process. However, we are not required to design procedures specifically to identify such matters.

Planned Scope and Timing of the Audit

We performed the audit according to the planned scope and timing previously communicated to you in our meeting about planning matters on December 22, 2015, our subsequent written communication dated January 13, 2016, and our engagement letter.

Results of the Audit

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by Bluerock Capital Markets, LLC are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2015.

We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus.

As part of our audit, we consider the qualitative aspects of the Company's significant accounting policies, including consideration of whether management's judgments reflected a bias in determining the amounts and disclosures in the financial statements. We did not identify any such bias. We believe the financial statements and the related disclosures are in conformity with the applicable financial reporting framework, including form, arrangement, and content of the financial statements (including the accompanying notes), encompassing matters such as the terminology used, the amount of detail given, the classification of items, and the bases of amounts set forth.

Critical Accounting Policies

Critical accounting policies are a company's accounting policies and practices that are both most important to the portrayal of the company's financial condition and results, and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The identification of critical accounting policies and practices is impacted by specific events in the current year and, accordingly, the accounting policies and practices that are considered critical might change from year to year. The Company's policy related to the recognition of commission revenue is considered to be the critical accounting policy of management.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly critical because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. There were no significant balances, amounts or disclosures in the financial statements based on sensitive management estimates.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Disagreements with Management

For the purpose of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. We did not detect any misstatements as a result of audit procedures.

Significant Issues Discussed in Connection with Appointment/Retention

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, business conditions affecting the organization, and business plans and strategies that may affect the risks of material misstatement with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition of our appointment/retention.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 25, 2016.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. *To our knowledge*, there were no such consultations with other accountants.

Other Information in Documents Containing Audited Financial Statements

Our responsibility for other information in documents containing the entity's financial statements and report does not extend beyond the financial statements. We do not have an obligation to determine whether or not such other information is properly stated. However, we read the General Assessment Reconciliation of the Securities Investor Protection Corporation (Form SIPC-7) and nothing came to our attention that caused us to believe that such information, or its manner of presentation, is materially inconsistent with the information or manner of its presentation appearing in the financial statements.